UC Asset Limited Partnership
2299 Perimeter Park Dr. #120
Atlanta, GA 30341, USA

October 29, 2021

To: William Demarest or Robert Telewicz

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       UC Asset LP

Amendment No.5 to Registration Statement on Form 10-12G

Filed September 16, 2021

Form 10-K for Fiscal Year Ended December 31, 2020

Form 10-Q for Fiscal Quarter Ended March 31, 2021

File No. 000-56203

Dear Mr. Demarest/Mr. Telewicz:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”), is submitting this letter in response to your comment letter dated October 14, 2021 relating to the Amendment No.5 to Registration Statement on Form 10-12G filed by us on September 16, 2021(“Amendment No.5”) , the Form 10-K for Fiscal Year Ended December 31, 2020 (“Form 10-K”) , and the Form 10-Q for Fiscal Quarter Ended March 31, 2021 (“Q1 Form 10-Q”). Simultaneous with this letter, we are filing Amendment No. 2 to the Form 10-K.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Amendment No. 5 to Form 10-12G filed September 16, 2021

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

1. We note the advance to the general partner that was due June 10, 2021. Please update to disclose whether the amount was repaid.

RESPONSE: According to our record, the concerned advancement was disclosed on page 22, under Item 7, of our Amendment No.5. The disclosure had stated that the concerned advancement would be paid off under an agreed payment schedule, which had been disclosed in our previous filings and was also disclosed in this Amendment No.5. For your convenience, we are copying and providing the related content from page 22, Item 7 of Amendment No 5 as below:

“Since then, $52,513.76 of the advance, plus interest of $3,515, has been paid back by the general partner prior to its due date. The rest of the loan will be paid back using a payment schedule, through which the principal amount will carry a 1% quarterly interest rate. The general partner will pay 10% of its management fee back to the Partnership quarterly, until all the principal and accumulated interest is paid off.”

According to the above disclosure, the June 10, 2021 due date no longer applies since the payment schedule has been agreed and followed.

Please also clarify whether the loan to a third party that then acquired a 10% interest in your general partner repaid the loan by the March 31, 2021 repayment date.

RESPONSE: We had disclosed in previous filings, and disclosed again in this Amendment 5, on Page 22, Item 7, that the said loan was extended to the end of 2021.

“In March 2020, in consideration of the COVID-19 pandemic, we reached an agreement with this third party to keep the introductory rate of 5.6% for the year of 2020. In December 2020, the Note was extended to the year end of 2021.”

Note 4 - Fair Value of Financial Instruments, page F-9

2. We are continuing to evaluate your response to our prior comment 1 and may have further comment.

RESPONSE: We understand the staff’s position. Meanwhile, we are researching into possible options to improve the format of our financial statements, in order to better represent the fact that our company’s business purpose is to invest for capital appreciation.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

3. We note the number of holders of your common units is as of January 2, 2020. Please provide the disclosure as of the end of the fiscal year ended December 31, 2020. See Item 201(b)(1) of Regulation S-K. In addition, please provide the market information required by Item 201(a)(1).

RESPONSE: In response to the staff’s comment, we have revised the disclosure to include those information.

4. Please disclose the exemption relied upon and the facts supporting reliance upon the exemption for the private placement disclosed in this section. See Item 701 of Regulation S-K.

RESPONSE: The exemption relied upon and the facts supporting reliance upon the exemption had been disclosed in previous filing, which was the Amendment No. 4 to our Form 10-12G filed on April 29, 2021. The same information was disclosed again in our Amendment No.5 filed on September 16, 2021. Despite that we have disclosed this information in our filings both prior to and after the concerned Form 10-K, we recognize that we failed to include the same information into this Form 10-K.

In response to the staff’s comment, we have revised the disclosure to include this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

5. Please discuss the material changes from period-to-period in the financial statements, as required by Item 303(b) of Regulation S-K. This comment also applies to the Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021.

Response: We believe we have provided adequate information about any materials changes from period-to-period as required by Item 303(b) of Regulations S-K. We have detailed our explanation on this belief in Exhibit A attached to this Response Letter.

We believe we have applied same level of disclosure to both our Q1 and Q2 Forms 10-Q.

We understand that, as a young public company with short reporting history, there must be room for us to improve the format of our filing, in order to enhance reader’s understanding on our financial statements. We will continue to work toward that goal. We also welcome the staff’s specific suggestions on any improvements we may make.

Item 11. Executive Compensation, page 18

6. Please disclose the management fees paid to the general partner for the year ended December 31, 2020. Currently you only disclose the fees paid through September 30, 2020.

Response: We apologized for this editorial mistake. Although we did include those disclosures in our Amendment 5 to Form 10-12G, we failed to include the same information into the concerned Form 10-K.

In response to the staff’s comment, we have revised our disclosure to include the management fees paid to the general partner for the year ended December 31, 2020 and the following interim period.

Form 10-Q for Fiscal Quarter Ended March 31, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

7. Please disclose the material terms of the acquisition of the Rufus Rose House by ALS. In addition, provide the basis for the statement that ALS expects to collect $1 million to $5 million from sales of the NFTs. This comment also applies to the Form 10-Q for the quarter ended June 30, 2021.

Response: The acquisition of the Rufus Rose House, despite its being a historic landmark, was a simple and standard paid-in-full-in-cash acquisition, the same as we usually did when purchasing other properties. There are no material terms to disclose other than the information that are already in public domain, or that we have disclosed in this and previous filings.

The statement that “ALS expects to collect $1 million to $5 million from sales of those NFTs” is a forward-looking statement, identifiable by the term “expects” which was used in this statement. In the very beginning of our Form 10-Q, we have provided a “Special Note Regarding Forward-Looking Statements”, in which we explained that the basis of forward-looking statements are the management’s current expectations and projections about future events and financial trends.

Management usually reaches these expectations and projections using knowledge and information that are proprietary and confidential, including knowledge of the company’s ongoing business practices that are still developing, and sometimes involving the proprietary and confidential information of third parties, as in the case of the project of Rufus Rose House. We will do our best to achieve timely and transparent disclosure on this project without compromising our ability to protect proprietary information of ours and our business partners.

Mr. Greg Bankston, who previously was our person of contact for this communication, has designated me, Larry Xianghong Wu, as our person of contact. If you have any questions regarding the responses above, please contact me at Larrywu@UCasset.com.

Sincerely,

/s/ Larry Xianghong Wu
Larry Xianghong Wu

Exhibit A: Management Discussion as required by Item 303(b) of Regulation S-K

Item 303b	Our 10-K
(a) Objective. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of the registrant….	We believe we have provided material information relevant to an assessment of the financial conditions and results of operations. See below.
The discussion and analysis must focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations.

In “Result of Operation” section, we discussed the sale of Dallas farmland and the dissolvement of UCF Development LLC.

We also discussed the exit of a number of residential properties which caused the increase of our cash and decrease of our inventory.

In our 10-Qs, we disclosed and discussed our sales of residential properties, and the acquisition of a SHOC property and a historic landmark property.

In the “Trend Information” section, we discussed 1) public trading of our common units; 2) impact of COVID-19; and 3) our strategy to counter against the impact of COVID-19.

To the management’s knowledge, there are no other material events or uncertainties that should be reported herein.

The discussion and analysis must be of the financial statements and other statistical data that the registrant believes will enhance a reader's understanding of the registrant's financial condition, cash flows and other changes in financial condition and results of operations. A discussion and analysis that meets the requirements of this paragraph (a) is expected to better allow investors to view the registrant from management's perspective.

We believe that the information we provided in our Management Discussion will enhance reader’s understanding of our financial condition and results of operations.

For example, we provided in “overview” section a list of annual change of our net equity per share, including dividends and fully diluted results. We believe this list will enhance reader’s understanding of our results of operation.

(b) Full fiscal years. The discussion of financial condition, changes in financial condition and results of operations must provide information as specified in paragraphs (b)(1) through (3) of this section and such other information that the registrant believes to be necessary ….	We have provided information as specified in paragraphs (b)(1) through (3). See below.
Where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms.	We described the underlying reasons for material changes from period-to-period. See our “Cash flows” and “Results of Operation” sections.
Where in the registrant's judgment a discussion of segment information and/or of other subdivisions (e.g., geographic areas, product lines) of the registrant's business would be necessary to an understanding of such business, the discussion must focus on each relevant reportable segment and/or other subdivision of the business and on the registrant as a whole.	For the reporting period, our business are performed through two separate subsidiaries, Atlanta Landsight LLC and UCF Development LLC, which we discussed both separately and as a whole, see our “Results of Operation” section.

Item 303b	Our 10-K
(1) Liquidity and capital resources. Analyze the registrant's ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). The discussion should analyze material cash requirements from known contractual and other obligations. Such disclosures must specify the type of obligation and the relevant time period for the related cash requirements. As part of this analysis, provide the information in paragraphs (b)(1)(i) and (ii) of this section.

Our business is real estate investment, and the management has full discretion on where, when, how much and whether or not to make or exit any investments. The company, therefore, does not have specific cash requirements for its general business purpose.

To enhance readers understanding of our financials, we focused our analysis on the underlying resources of our cash flow changes, including a table to detail the cash flow changes from different sources, in both 2019 and 2020.

(i) Liquidity. Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.	(i) we have provided analysis of our cash flows, including a table of cash flows for both the year of 2019 and 2020. We discussed the sources of the change to our cash flows. To the management knowledge, there are no other trends or any known demands, commitments, events or uncertainties that should be reported under this section.

(ii) Capital resources.

(A) Describe the registrant's material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements.

(B) Describe any known material trends, favorable or unfavorable, in the registrant's capital resources. Indicate any reasonably likely material changes in the mix and relative cost of such resources. The discussion must consider changes among equity, debt, and any off-balance sheet financing arrangements.

(ii) (A) We have discussed our material cash requirements in “Commitments and Contingencies” Section.

(B) We have discussed all of our capital resources since our inception, in “Capital Resources” section. There are no known material trends in our capital resources.

(2) Results of operations.

(i) Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant's judgment, would be material to an understanding of the registrant's results of operations.

i) Except for those reported in “Trend Information”, the only other unusual or infrequent event for the reporting period, as far as the management knows, is the sale of Dallas farmland and the dissolvement of UCF Development LLC. This event is discussed in our “Result of Operations” section.
(ii) Describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.	(ii) In the “Trend Information” section, we discussed 1) public trading of our common units; 2) impact of COVID-19; and 3) our strategy to counter against the impact of COVID-19.
(iii) If the statement of comprehensive income presents material changes from period to period in net sales or revenue, if applicable, describe the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.	(iii) Our business is real estate investment. Each property in our portfolio is unique, and the unit prices between properties are not comparable. Hence this paragraph doesn’t apply.
(3) Critical accounting estimates. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.	To the management’s knowledge, we do not have such critical accounting estimates to report.

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